Form 6-K

No. 1

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of	September 2005,

Commission file number: 0-15741

AB ELECTROLUX

(Translation of registrant’s name into English)

S:t Göransgatan 143, SE-105 45 Stockholm, Sweden

(Address of principal executive offices)

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AB ELECTROLUX (publ.)

(Registrant)

Date: September 26, 2005	By /s/ Richard S. Pietch

PRESS RELEASE	Stockholm, September 26, 2005

Stockholm, September 23, 2005
Nomination Committee for Proposal
of Board Members
The Annual General Meeting of AB Electrolux will be held on April 24, 2006, at the Berwald Hall, Dag Hammarskjölds väg 3, Stockholm, Sweden.
In accordance with the decision by the Annual General Meeting in April 2005, Electrolux shall have a Nomination Committee consisting of representatives of each of the four largest shareholders in terms of voting rights, and the Chairman of the Electrolux Board.
Jacob Wallenberg, Chairman of AB Investor, is the Chairman of the Nomination Committee. The other members are Carl Rosén, Second Swedish National Pension Fund, Ramsay J. Brufer, Alecta Mutual Pension Insurance, Kjell Norling, Handelsbanken/SPP Funds, and Michael Treschow, Chairman of AB Electrolux.
As of August 31, 2005, Investor’s shareholding in Electrolux corresponded to 24.7% of the voting rights in the company, the Second Swedish National Pension Fund’s to 2.8%, Alecta’s to 2.6%, and Handelsbanken/SPP’s to 1.9%. According to a disclosure notice on September 15, 2005, Investor increased its holding in Electrolux by 5,231,300 B-shares, and thus has 26.0% of the voting rights.
The Nomination Committee will prepare proposals for the AGM in 2006, including Board members and fees, auditors and fees, and the Nomination Committee for the AGM in 2007.
As part of the process of spinning-off the Group’s operation in Outdoor Products to the Electrolux shareholders, the Nomination Committee will also provide recommendations to the Electrolux management, including the composition of the Board of this operation.
Shareholders who wish to submit proposals to the Nomination Committee should send an email to nominationcommittee@electrolux.com
The Electrolux Group is the world’s largest producer of powered appliances for kitchen, cleaning and outdoor use, such as refrigerators, washing machines, cookers, vacuum cleaners, chainsaws, lawn mowers, and garden tractors. Every year, customers in more than 150 countries buy more than 55 million Electrolux Group products for both consumer and professional use sold under famous brands such as AEG, Electrolux, Zanussi, Frigidaire, Eureka and Husqvarna. In 2004, Electrolux had sales of SEK 121 billion and 72,000 employees.